Exhibit 99.4

TDH Holdings, Inc. Reports Full Year 2022 Audited Financial Results

QINGDAO, China, April 25, 2023 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an operator of a restaurant in the U.S., and was a manufacturer of petfood products in China in 2022 announced today its financial results for the fiscal year ended December 31, 2022.

Full Year 2022 Financial Highlights:

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2022	2021	% Change
Revenues from continuing operations	$3.10	$1.08	186.63%
Gross profit	$1.05	$0.31	238.30%
Gross margin	33.97%	28.78%	5.19 pp*
Loss from operations	$(3.05)	$(3.66)	-16.73%
Operating loss margin	-98.39%	-338.89%	240.50 pp*
Net income (loss) attributable to common stockholders	$0.80	$(6.12)	113.13%
Loss per share - basic and diluted	$0.10	$(1.17)	108.55%

*	pp: percentage points

●	Revenues from continuing operations increased by 186.63% from $1.08 million in fiscal year 2021 to $3.10 million in fiscal year 2022, our sales of petfood decreased from approximately $0.49 million in fiscal year 2021 to approximately $0.03 million in fiscal year 2022, or by approximately 94.59%, which was offset by an increase in revenue from our restaurant business in Missouri by approximately $3.07 million. The decrease of petfood revenue in 2022 was mainly due to: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood, and our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding. As a result, our pet food sales volume significantly decreased in 2022 as compared to 2021.

●	Gross profit was $1.05 million in fiscal year 2022 as compared to gross profit of $0.31 million in fiscal year 2021. The improvement in gross margin was mainly due to increased gross margin of our restaurant business and changes in related sales mix of food and beverage products in 2022 as compared to 2021.

●	Operating loss was $3.05 million in fiscal year 2022 as compared to an operating loss of $3.66 million in fiscal year 2021. Our operating loss as a percentage of total revenues was negative 98.36%, and negative 338.89% for the years ended December 31, 2022 and 2021, respectively. The continuous loss from operation was mainly due to increased operating expenses in 2022.

●	Net income attributable to common stockholders was $0.80 million, or an income per share of $0.10, for the fiscal year 2022 as compared to net loss of $6.12 million, or a loss per share of $1.17, for fiscal year 2021.

Full Year 2022 Financial Results

Revenues

The Company’s revenue sources include petfood sales and restaurant business operations. Petfood sales mainly include sales for pet chews, dried pet snacks and wet canned pet foods in overseas markets, domestic markets and by e-commerce. Revenues from continuing operations increased by 186.63% from $1.08 million in fiscal year 2021 to $3.10 million in fiscal year 2022, our sales of petfood decreased from approximately $0.49 million in fiscal year 2021 to approximately $0.03 million in fiscal year 2022, or by approximately 94.59%, which was offset by an increase in revenue from our restaurant business in Missouri by approximately $3.07 million. The decrease of petfood revenue in 2022 was mainly due to the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood, and our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding. As a result, our petfood sales volume significantly decreased in 2022 as compared to 2021.

	For the Twelve Months Ended December 31,
	2022		2021		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$-	-	$135	12.49%	$(135)	-100.00%
Domestic	26	0.84%	308	28.49%	(282)	-91.56%
E-commerce	-	-	35	3.24%	(35)	-100.00%
Restaurant revenue	3,074	99.19%	606	56.06%	2,468	407.26%
less: sales tax and additional surcharge	(1)	-0.03%	(3)	-0.28%	2	-66.67%
Total	$3,099	100.00%	$1,081	100.00%	$2,018	-186.68%

For the year ended December 31, 2022, for revenue generated from petfood sales of our continuing operations, our domestic sales decreased by $0.28 million or 91.56%, and there was no e-commerce sales and overseas sales of petfood products. However, revenue from our restaurant business segment in the United States increased by $2.47 million or 407.26%. As a result, our total revenue increased by $2.02 million or 186.63% when comparing 2022 to 2021. The decrease of petfood sales revenue of our continuing operations in 2022 was mainly due to the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood, and our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding. As a result of the above, our total revenues from continuing operations for the fiscal year 2022 increased as compared with the fiscal year 2021.

	For the Twelve Months Ended December 31,
	2022		2021		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Pet chews	$8	0.26%-	$46	4.26%	$(38)	-82.6%
Dried pet snacks	8	0.26%-	293	27.10%	(285)	-97.27%
Wet canned pet food	1	0.03%-	11	1.02%	(10)	-90.9%
Dental health snacks	1	0.03%-	6	0.56%	(5)	-83.33%
Restaurant revenue	3,074	99.19%	606	56.06	2,468	407.26%
Others	8	0.26%	122	11.29%	(114)	-93.44%
Less: sales tax and additional surcharge	(1)	-0.03%	(3)	-0.28%	(2)	-66.67%
Total	$3,099	100.00%	$1,081	100.00%	$2,018	186.68%

Our total revenue from continuing operations increased by $2.02 million or 186.63% when comparing 2022 to 2021, among which, revenue generated from pet chews decreased by $0.04 million or 82.6%, revenue from dried pet snacks decreased by $0.29 million or 97.27%, revenue generated from wet canned petfoods decreased by $0.01 million or 90.9%, revenue generated from dental health snacks decreased by $0.01 million or 83.33%, from the year ended December 31, 2021 to the year ended December 31, 2022, respectively. The decrease in petfood sales was primarily due to our inability to fulfill customer orders on a timely basis due to disruption of supply chain and logistics caused by the COVID-19, as well as decrease of sales order, and our unfavorable selling price which led to our products became less attractive to customers. In addition, our petfood manufacturing activities were suspended in 2022 because our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding.

Cost of revenues

Cost of revenues of our petfood business consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. Cost of revenues of our restaurant business consist primarily of food and packaging costs, payroll and employee benefit costs, store lease and occupancy costs and depreciation and amortization costs. Cost of revenues from continuing operations increased by $1.28 million, or 165.75%, to $2.05 million for fiscal year 2022 from $0.77 million for fiscal year 2021. The increase in our costs was in line with the increased revenue from our restaurant segment in fiscal year 2022.

Gross profit and gross margin

Gross profit was $1.05 million for fiscal year 2022, compared to gross profit of $0.31 million for fiscal year 2021. Gross profit margin was 33.97% for fiscal year 2022, compared to gross margin of 28.78% for fiscal year 2021.

Operating expense

Operating expense consists of selling expenses and general and administrative expenses.

Operating expenses from our continuing operations were $4.10 million, and $3.97 million for the years ended December 31, 2022 and 2021, respectively, an increase of $0.13 million, or 3.24%. The ratio of operating expenses as a percentage of revenue decreased from 394.17% for the year ended December 31, 2021 to 132.33% for the year ended December 31, 2022.

Selling expense from our continuing operations was $0.09 million and $0.07 million for the years ended December 31, 2022, and 2021, respectively, an increase of $0.02 million or 23.01%. The increase in our selling expense was in line with our increased restaurant business segment revenue in 2022. As our revenue increased, our marketing campaign related costs and sales commission paid to our sales teams increased in 2022 as compared to 2021.

General and administrative expenses from our continuing operations were $4.00 million, and $3.54 million for the years ended December 31, 2022 and 2021 respectively, representing an increase of $0.47 million, or 23.01%. The main reason for the increase was mainly due to increased depreciation and amortization expenses related to our restaurant business.

Impairment of goodwill was $0 million in fiscal year 2022, as compared to $0.36 million in fiscal year 2021. Impairment of long-lived assets other than goodwill charge was $0.01 million in fiscal year 2022, as compared to $0.22 million in fiscal year 2021.

Operating loss and operating loss margin

Loss from operations was $3.05 million for fiscal year 2022, compared to operating loss of $3.66 million for fiscal year 2021. The continuous loss from operations was mainly due to increased operating expenses in fiscal year 2022.

Net income (loss) and earnings (loss) per share

Net income was $0.86 million for fiscal year 2022, compared to net loss of $6.72 million for fiscal year 2021. Net income attributable to common shareholders was $0.80 million, or earnings per share of $0.10, for the fiscal year 2022. This is compared to net loss attributable to common shareholders of $6.12 million, or loss per share of $1.17 for fiscal year 2021.

Financial Conditions

As of December 31, 2022, the Company had cash and cash equivalents of $21.86 million, compared to $18.03 million as of December 31, 2021. Accounts receivable and inventories were $0.03 million and $0 million, respectively, as of December 31, 2022, compared to $0.04 million and $0.05 million, respectively, as of December 31, 2021. As of December 31, 2022, we had working capital of approximately $19.11 million, as compared to working capital of $11.42 million as of December 31, 2021.

Net cash used in operating activities was $2.07 million for the fiscal year 2022, compared to net cash used in operating activities of $3.30 million for fiscal year 2021. Net cash used in investing activities was $1.33 million for fiscal year 2022, compared to $1.64 million used in fiscal 2021. Net cash provided by financing activities was $6.06 million for the fiscal year 2022, compared to $17.95 million net cash provided by financing activities in fiscal year 2021.

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. For the year ended December 31, 2022, our revenue from the restaurant business segment increased by approximately $2.5 million as compared to 2021 and we reported a net income of approximately $0.86 million and cash flows used in operating activities of approximately $0.85 million in 2022. However, due to the sharp rise in market prices of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we suspended our petfood production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including: the Covid-19 pandemic; the increase in cost of raw materials required for petfood production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.49 million in 2021 and to only $0.03 million in 2022. Additionally, our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges. As a result, it is uncertain our future revenue and cash flows will be sufficient to support our growth. In addition, although we received approximately $6 million net proceeds from the issuance of common shares to certain investors during fiscal year 2022, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

Based on our current financial conditions, our cash balance and revenues generated from our business operations may not be currently sufficient and cannot be projected to cover our future operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued.

We still face numerous challenges in our business activities. To effectively sustain our business and maintain growth, we also need to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our business and growth. We also need to expand our restaurant and customer base, refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results.

Recent Developments

Discontinued operations

We discontinued our petfood manufacturing segment during the first quarter of 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; lawsuits and the closing of our manufacturing facilities and them being subject to bankruptcy proceedings. We believe the discontinuation of our petfood manufacturing business will provide us with the opportunity to redirect our focus and resources towards expanding and improving our restaurant segment.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a PRC-based company that is an operator of a restaurant in the U.S., and was a manufacturer of petfood products in China in 2022. More information about the Company can be found at www.tiandihui.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others: its growth and business outlook; its ability to execute on its business plan, secure necessary capital to sustain and maintain its operation; its ability to resume its operations at the previous level; its ability to successfully resolve various legal proceedings and judgments in which it is involved or have been obtained against it; its ability to expand its market and customer base; its ability to refine its operational, financial and management controls and reporting systems and procedures, are forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the ability to identify, execute and integrate strategic or acquisition opportunities, the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the restaurant industry in the United States; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: tdhpets@163.com

Phone: +86 183-1102-1983

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,857,125	$18,025,966
Short-term investments	9,922,366	4,428,446
Accounts receivable, net	29,318	36,835
Advances to suppliers, net	2,789	10,986
Inventories, net	987	51,423
Prepayments and other current assets, net	127,834	1,158,867
Current assets held for sale associated with discontinued operation of Tiandihui	1,841,335	7,355,317
Total current assets	33,781,754	31,067,840
NON-CURRENT ASSETS
Property, plant and equipment, net	698,044	781,670
Intangible assets, net	481,840	535,632
Operating lease right-of-use assets	783,658	4,604,365
Non-current assets held for sale associated with discontinued operation of Tiandihui	768,101	879,253
Total non-current assets	2,731,643	6,800,920
Total assets	$36,513,397	$37,868,760

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$491,850	$506,881
Accounts payable - related parties	1,033	-
Advances from customers	11,024	16,959
Bank overdrafts	74,425	79,851
Short-term loans - related parties	266,451	285,878
Taxes payable	11,923	24,077
Due to related parties	55,747	36,410
Operating lease liabilities, current	212,814	268,403
Other current liabilities	1,212,420	533,668
Current liabilities held for sale associated with discontinued operation of Tiandihui	12,337,657	17,898,674
Total current liabilities	14,675,344	19,650,801
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	683,113	4,846,760
Non-current liabilities held for sale associated with discontinued operation of Tiandihui	1,037	1,132
Total liabilities	15,359,494	24,498,693
SHAREHOLDERS’ EQUITY :
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 and 5,218,681 shares issued and outstanding at December 31, 2022, and 2021, respectively)*	206,465	104,374
Additional paid-in capital	48,089,439	42,151,658
Statutory reserves	160,014	160,014
Accumulated deficit	(28,165,927)	(28,969,627)
Accumulated other comprehensive income (loss)	428,249	(460,702)
Total TDH Holdings, Inc. shareholders’ equity	20,718,240	12,985,717
Non-controlling interest	435,663	384,350
Total shareholders’ equity	21,153,903	13,370,067
Total liabilities and shareholders’ equity	$36,513,397	$37,868,760

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2022	2021	2020
Net revenue	$3,098,733	$1,081,095	$622,801
Total revenue	3,098,733	1,081,095	622,801
Cost of revenue	2,046,200	769,967	449,694
Total cost of revenue	2,046,200	769,967	449,694
Gross profit	1,052,533	311,128	173,107
Operating expenses:
Selling expense	91,370	74,278	85,744
General and administrative expense	4,002,346	3,541,872	583,594
Impairment of long-lived assets other than goodwill	6,833	-	-
Impairment of goodwill	-	355,570	-
Total operating expenses	4,100,549	3,971,720	669,338
Loss from operations	(3,048,016)	(3,660,592)	(496,231)
Interest expense	43,081	(14,518)	32,448
Government subsidies	-	-	8,651
Other income	64,029	(28,667)	(14,381)
Other expense	(26,120)	(642,216)	(38,901)
Investment income, net	4,161,093	275,866	2,120,241
Total other income (expenses)	4,242,083	(409,535)	2,185,860
Income (loss) before income tax provision	1,194,067	(4,070,127)	1,689,629
Income tax provision	-	-	900
Net income (loss) from continuing operations	1,194,067	(4,070,127)	1,690,529
Net loss from discontinued operations of Tiandihui	(339,054)	(2,645,831)	(2,565,197)
Net income (loss)	855,013	(6,715,958)	(874,668)
Less: Net income (loss) attributable to non-controlling interest	51,313	(595,650)	-
Net income (loss) attributable to TDH Holdings, Inc.	$803,700	$(6,120,308)	$(874,668)
Comprehensive income (loss)
Net income (loss)	$803,700	$(6,120,308)	$(874,668)
Other comprehensive income (loss)
Foreign currency translation adjustment	888,951	(247,807)	(355,411)
Total comprehensive income (loss)	1,692,651	(6,368,115)	(1,230,079)
Less: Comprehensive income (loss) attributable to noncontrolling interest	-	-	-
Comprehensive income ( loss) attributable to TDH Holdings, Inc.	$1,692,651	$(6,368,115)	$(1,230,079)

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$0.10	$(1.17)	$(0.38)
Diluted	$0.10	$(1.17)	$(0.38)
Weighted average common shares outstanding*
Basic	8,019,208	5,218,681	2,292,500
Diluted	8,019,208	5,218,681	2,292,500

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable		Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2019	2,292,500	$45,850	$21,963,678		$-	$160,014	$(21,974,651)	$142,516	$(8)	$337,399

Net loss	-	-	-		-	-	(874,668)	-	-	(874,668)
Foreign currency translation adjustment	-	-	-		-	-	-	(355,411)	-	(355,411)
Purchase of noncontrolling interest	-	-	(108)		-	-	-	-	8	(100)
Balance, December 31, 2020	2,292,500	$45,850	$21,963,570		$-	$160,014	$(22,849,319)	$(212,895)	$-	$(892,780)

Net Loss	-	-	-		-	-	(6,120,308)	-	(595,650)	(6,715,958)
Issuance of common stock	1,705,000	34,100	20,188,088		-	-	-	-	-	20,222,188
Warrants exercised for cashless	1,221,181	24,424	-		-	-	-	-	-	24,424
Foreign currency translation adjustment	-	-	-		-	-	-	(247,807)	-	(247,807)
Acquisition of non-controlling interest	-	-	-		-	-	-	-	980,000	980,000
Balance, December 31, 2021	5,218,681	$104,374	$42,151,658	$		$160,014	$(28,969,627)	$(460,702)	$384,350	$13,370,067

Net income	-	-	-		-	-	803,700	-	51,313	855,013
Issuance of common stock and warrants in private placements	4,000,000	80,000	5,937,781		-	-	-	-	-	6,017,781
Warrants exercised for cashless	1,104,587	22,091	-		-	-	-	-	-	22,091
Foreign currency translation adjustment	-	-	-		-	-	-	888,951	-	888,951
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439		$-	$160,014	$(28,165,927)	$428,249	$435,663	$21,153,903

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2022		2021		2020
Cash flows from operating activities
Net income (loss)		$803,700		$(6,120,308)		$(874,668)
Less: net loss from discontinued operations		(339,054)		(2,645,831)		(2,565,197)
Net income (loss) from continuing operations		1,142,754		(3,474,477)		1,690,529
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense		17,114		466,720		72,344
Fair value change of short-term investments		(4,161,093)		(495,265)		(2,120,241)
Impairment of goodwill		-		355,570		-
Impairment of long-lived assets other than goodwill		6,833		217,257		-
Inventory write-down		11,532		368,441		234,861
Allowance for doubtful accounts		7,210		2,168		593,142
Deferred income taxes		-		-		(1,106)
Loss (gain) on disposal of property, plant and equipment		153,983		(5,905,889)		(77,287)
Amortization of operating lease right-of-use assets		(408,198)		438,063		(18,118)
Non-cash lease expense		(205,295)		(4,786,099)		(116)
Gain on forgiveness of short-term loan		$-		$-		$(6,265)
Changes in operating assets and liabilities:		-		(277,310)		(32,132)
Accounts receivable, net		2,733		127,057		(654,246)
Inventories, net		38,904		(368,246)		(304,953)
Operating lease liabilities		(195,626)		4,830,456		(9,382)
Operating lease liabilities – related parties		-		278,472		(887)
Advances to suppliers, net		8,197		(3,653)		(21,701)
Prepayments and other current assets, net		1,017,261		(1,029,552)		(57,561)
Accounts payable		(305,382)		64,427		68,095
Accounts payable - related parties		(132,081)		132,192		-
Interest payable		(411,112)		(12,787)		(60,773)
Interest payable - related parties		-		88,778		(2,501)
Notes payable		-		-		969,254
Taxes payable		(17,103)		15,331		-
Advances from customers		-		-		1,790
Advances from customer - related party		(13,799)		19,125		-
Deferred income tax liability		-		1,132		-
Other current liabilities		1,054,749		793,726		(1,017,864)
Net cash provided by (used in) operating activities from continuing operations		(1,977,789)		(8,154,363)		(755,118)
Net cash provided by (used in) operating activities from discontinued operations		(94,926)		4,854,800		(1,401,656)
Net cash provided by (used in) operating activities		$(2,072,715)		$(3,299,563)		$(2,156,774)
Cash flows from investing activities		-		-		-
Payments to acquire property, plant and equipment		-		-		(47,086)
Cash obtained from business acquisition		-		171,827		-
Payment for business acquisition		-		(1,020,000)		-
Purchase of short-term investments		(42,483,794)		(4,372,809)		(38,743,908)
Proceeds from sale of short-term investments		41,150,967		3,578,206		42,146,183
Investment in equity						(182,896)
Net cash used in (provided by) investing activities from continuing operations		(1,332,827)		(1,642,776)		3,172,293
Net cash provided by investing activities from discontinued operations		-		-		182,896
Net cash (used in) provided by investing activities		(1,332,827)		(1,642,776)		3,355,189
Cash flows from financing activities
Proceeds from issuance of common shares		-		20,222,188		-
Purchase of noncontrolling interest		-		(100)		(100)
Collection of stock subscription receivable		6,017,781		-		-
Proceeds from related parties		22,410		4,085,071		(471,481)
Proceeds from short-term loans		-		-		107,829
Repayments of short-term loans		-		1,458,040		(999,448)
Proceeds from short-term loans - related parties		-		-		49,350
Repayments of short-term loans - related parties		-		22,302		(52,086)
Payment to related party		15,829		(4,231,327)		-
Net cash provided by (used in) financing activities from continuing operations		6,055,480		21,556,174		(1,365,936)
Net cash (used in) provided by financing activities from discontinued operations		-		(3,604,117)		305,097
Net cash provided by (used in) financing activities		$6,055,480		$17,952,057		$(1,060,839)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		985,263		(247,807)		106,910
Net change in cash, cash equivalents and restricted cash		3,635,201		12,761,911		244,486
Cash, cash equivalents and restricted cash, beginning of the year		19,510,975		6,749,064		6,504,578
Cash, cash equivalents and restricted cash, end of the year		$23,146,176		$19,510,975		$6,749,064
Less: cash and restricted cash of discontinued operations at the end of the period		1,289,051		1,485,009		186,964
Cash and restricted cash of continued operations at the end of the period		$21,857,125		$18,025,966		$6,562,100

Supplemental cash flow information
Interest paid		$-		$-		$38,362
Income taxes paid		$-		$-		$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment		$-		$-		$14,592
Notes payable reclassified to short-term loans	$		$			$908,850
Short-term loans settled by transferring an equity investment to the creditor		$-		$-		$70,708
Cashless exercise of warrants		$22,091		$24,424	$
Right of use assets obtained in exchange for operating lease obligations		$-		$5,158,944		$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents		$21,857,125		$18,025,966		$6,562,100
Restricted cash		$1,289,051		$1,485,009		$186,964
Total cash, cash equivalents, and restricted cash		$23,146,176		$19,510,975		$6,749,064

The accompanying footnotes are an integral part of these financial statements